GLOBAL HEALTH VOYAGER, INC.

7800 Oceanus Drive

Los Angeles, California 90046

October 7, 2011

Via Electronic Transmission on EDGAR and Via First Class Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:		Ms. Linda Cvrkel, Branch Chief
Ms. Claire Erlanger, Staff Accountant

	Re:	Global Health Voyager, Inc.
Comments of the Staff of the Securities and Exchange Commission dated September 29, 2011

Dear Ms. Cvrkel and Ms. Erlanger:

We have reviewed the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 29, 2011, with respect to the following annual and periodic reports of Global Health Voyager, Inc. (the “Registrant” or the “Company”): the Form 10-K for the Fiscal Year Ended December 31, 2010 filed with the Commission on April 18, 2011 and the Form 10-Q filed with the Commission on May 24, 2011 for the Fiscal Quarter Ended March 31, 2011. At your request, and for the convenience of the Staff, we have retyped the Staff’s comments from your September 29, 2011 letter below for ease of reference in reviewing our responses.

Accordingly, we respectfully submit the following responses to Staff’s comments:

Staff Comment No. 1:

Form 10-K for the Year Ended December 31, 2010

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 22

1.      We note that your management’s report on internal control over financial reporting identifies several internal control deficiencies identified during management’s assessment as of December 31, 2010. However, we note that your report does not disclose management’s conclusion on the effectiveness of internal controls over financial reporting. Please tell us and revise future filings to disclose management’s conclusion. See guidance in Item 308 of Regulation S-K.

The Company has reviewed Comment No. 1 of Staff’s letter of September 29, 2011. Accordingly, the Company provides the following supplemental disclosure to the Staff. As of December 31, 2010, the Company’s management assessed the effectiveness of the Company’s internal control over financial reporting. Based on that evaluation, management concluded that, as of the end of the period covered by the Annual Report on Form 10-K, such internal control over financial reporting was not effective due to control deficiencies that constituted material weaknesses.  The Company will include management’s conclusion with respect to such assessments in future filings with the Commission.

Staff Comment No. 2:

Report of Independent Registered Public Accounting Firm, page F-1

1.      We note that the first and third paragraphs of the report of the independent registered accounting firm make reference to the work performed by other auditors with respect to the statements of operations, stockholder’s equity and cash flows included in the cumulative from inception to December 31, 2006 periods. Your disclosure also indicates that the report of this other auditor is presented separately in the Form 10-K filing. However, based on our review we have not located it within your Annual Report on Form 10-K. Please revise the Company’s Annual Report on Form 10-K to include the report of the other auditors referenced in the independent auditor’s report. Alternatively, revise the report of the independent registered public accounting firm to encompass all information included in the Company’s financial statements and eliminate the reference to the work of the other auditors. Please note that when reference to the work of other auditors is included in the report of the independent registered public accounting firm, the separate report of the firm performing the referenced work must be included in the filing in accordance with Rule 2-05 of Regulation S-X.

The Company has obtained the Report of AJ. Robbins, PC, the Company’s prior auditors, for inclusion and filing. As such, the Company will undertake to file a Form 10-K/A to include the Report of AJ. Robbins, PC. and include an explanatory note to that effect. The Report was inadvertently omitted from the original filing.

Staff Comment No. 3:

Quarterly Report on Form 10-Q for the quarter ended March 31, 2011

Item 4. Controls and Procedures, page 15

1.      We note from Item 4 of your quarterly report on Form 10-Q for the quarter ended March 31, 2011 that as of the end of the period covered by the report, your certifying officer concluded that your disclosure controls and procedures were effective to ensure that the information required to be disclosed in reports filed under the Exchange Act is (a) recorded, processed and summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to management, including your chief executive officer, as appropriate to allow timely decisions regarding disclosure. Given that your disclosure in Item 9A of your Annual Report on Form 10-K for the year ended December 31, 2010 and the disclosure in Item 4 of your quarterly report on Form 10-Q for the quarter ended June 30, 2011 indicated that your disclosure controls and procedures were not effective at December 31, 2010 or June 30, 2011, please explain why you believe your disclosure controls and procedures were effective at March 31, 2011. Alternatively, revise your quarterly report on Form 10-Q for the quarter ended March 31, 2011 to indicate your disclosure controls and procedures were not effective at this date.

The Company respectfully submits that the disclosure made in the Form 10-Q for the period ended March 31, 2011 was made in error due to a failure to carefully proof the wording of that section and without any intent to misstate the lack of effectiveness. As such, the Company will undertake to file a Form 10-Q/A to revise the disclosure of the first paragraph of the Disclosure Controls and Procedures section to read as follows:

Disclosure Controls and Procedures

“Under the supervision and with the participation of our management, including our Chief Executive Officer and Acting Chief Financial Officer (the “Certifying Officer”), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this report. Based upon that evaluation, our Certifying Officer concluded that our disclosure controls and procedures were not effective such that the information required to be disclosed by us in reports filed under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to our management, including our chief executive officer, as appropriate to allow timely decisions regarding disclosure.”

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In addition to the foregoing responses, the Company submits the following statements and acknowledgements:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mr. Ali Moussavi at 310-273-2661, or counsel to the Company, Jennifer A. Post, Esq. at 310-300-0887 if you have further comments or questions regarding these responses.

Sincerely,

/s/ Ali Moussavi

Ali Moussavi, Chief Executive Officer and President